SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English translation of a press release entitled “Capital Participation in Daikyo by ORIX” that was filed with the Tokyo Stock Exchange on January 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 1, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Corporate Executive Vice President
ORIX Corporation

January 31, 2005

FOR IMMEDIATE RELEASE

ORIX Corporation

Daikyo Incorporated

Capital Participation in Daikyo by ORIX

TOKYO, Japan — January 31, 2005 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that it has reached an agreement with Daikyo Incorporated to make a capital participation.

Overview of Capital Participation

Daikyo will make a third-party allocation of shares to ORIX for about 23 billion yen (common stock) after which ORIX will make a payment on March 25, 2005. In addition, ORIX will purchase 20 billion yen face value in type-1, type-2 and type-4 preferred shares from existing holders of preferred shares.

As a result of this transaction, ORIX will become Daikyo’s largest shareholder with 43.98% of the outstanding shares and Daikyo will be accounted for as an equity method affiliate by ORIX. In addition, ORIX will hold 50 million of the 150 million preferred shares issued by Daikyo.

Furthermore, ORIX will provide Daikyo with up to about 20 billion yen in financing for the purchase of land for condominium development.

New Management System

Daikyo plans to hold an Extraordinary Meeting of Shareholders to reshuffle management promptly after ORIX makes its capital increase payment.

Daikyo will also move to a “Company with Committees” board model upon approval at the upcoming Annual General Meeting of Shareholders of Daikyo to be held in June 2005 in order to put in place an appropriate governance system for the rehabilitation of Daikyo. The management titles after Daikyo moves to a “Company with Committees” board model are included below in brackets after the new management titles.

The new management structure is scheduled to include Mr. Jihei Yamazaki, who is presently President and Chief Executive Officer, Daikyo Incorporated, who will become Chairman (Director and Chairman) and Mr. Masaaki Tashiro, who is presently Corporate Executive Vice President, Real Estate Finance Headquarters, ORIX Corporation, who will become President (Director and Representative Executive Officer and Chief Executive Officer). In addition, Mr. Kiyoshi Kurihara, who is presently Director and Senior Managing Executive Officer, Daikyo Incorporated, is scheduled to become a Director (Director and Representative Executive Officer and Chief Operating Officer) and Mr. Masato Hirai, who is presently Deputy President, ORIX Auto Corporation and President, IFCO Inc., is scheduled to become a Director (Director and Representative Executive Officer and Chief Financial Officer). Furthermore, Mr. Yoshihiko Miyauchi, who is Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation, is scheduled to assume the position of Non-Standing Director.

Daikyo believes that the capital participation from ORIX will help strengthen its financial base and improve its credibility and brand image, which will help increase the probability of accomplishing its rehabilitation plan and further improve the corporate value of the Daikyo Group.

On the other hand, ORIX’s capital participation in Daikyo is part of its strategy focusing on corporate rehabilitation with the intention of injecting capital and sending management to improve the value of Daikyo to increase the value of its investment. ORIX is confident that it will be able to rehabilitate Daikyo at an early stage as it has highly evaluated Daikyo due to its top brand in the industry and strong supply and sales capabilities.

In conclusion, this capital participation in Daikyo has not been made to strengthen the condominium development operations of ORIX Real Estate Corporation of the ORIX Group.

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Daikyo Incorporated

Corporate Communications

Takeshi Ohkoshi

Kounosuke Miyakawa

Tel: +81-3-3475-3802

E-mail: info@daikyo.co.jp

URL: www.daikyo.co.jp

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

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